SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 12, 2006

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Commission File Number: 333-130901

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MACRO BANSUD BANK INC.

(Exact name of registrant as specified in its Charter)

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Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant's principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X                  Form 40-F   ___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes  ___           No  X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Yes  ___           No  X

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes  ___           No  X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

INDEX

1.     A letter, dated May 11, 2006, informing the Buenos Aires Stock Exchange that Mr. Fernando Andrés Sansuste has entered into a stock purchase agreement with Mr. Jorge Horacio Brito and Mr. Delfín Jorge Ezequiel Carballo.

Buenos Aires, May 11th, 2006

Buenos Aires Stock Exchange
Sarmiento 299 - 2ndFloor
Buenos Aires

Re.: Banco Macro Bansud
S.A.-Informs Material Fact-
Section 23rd of the Buenos
Aires Stock Exchange
Listing Regulations

Dear Sirs,

                 The undersigned is addressing the Buenos Aires Stock Exchange (the “BASE”) in compliance with Section 23rd of the BASE Listing Regulations to inform you that, on the date hereof, Banco Macro (the “Bank”) has been informed that Mr. Fernando Andrés Sansuste (the “Selling Shareholder”) has entered into a stock purchase agreement with Mr. Jorge Horacio Brito and Mr. Delfín Jorge Ezequiel Carballo (the “Buying Shareholders”) pursuant to which the Selling Shareholder transferred its entire interest in the Bank’s capital stock, which is equivalent to 2,015,826 Class A ordinary, book-entry shares with par value and entitled to five votes each (the “Class A Shares”) and 47,553,355 Class B ordinary, book-entry shares with par value and entitled to one vote each (the “Class B Shares” and, together with the Class A Shares, the “Shares”), which, as a whole, represent 7.25% of the Bank’s capital stock and 7.91% of the votes. Mr. Brito acquired 1,007,913 Class A Shares and 23,776,678 Class B Shares and Mr. Carballo 1,007,913 Class A Shares and 23,776,677 Class B Shares. Such transaction was made at a price of US$ 1.9638 per share, the same price of the local and international offer of shares of the Bank dated March 23, 2006 (US$ 2.035 per share), net of commissions paid to the underwriters.

                 Mr. Sansuste will remain as a member of the Bank’s Board of Directors. The Shares will remain, during the entire term originally agreed upon, subject to the Lock-up Agreement entered into by the Selling Shareholder and the Underwriters in connection with the Argentine and international public offering of shares made by the Bank during March 2006.

                 Finally, I hereby inform you that the stock purchase agreement of the Shares has been entered into by the parties thereto ad referendum of the approval by the Argentine Central Bank to the transaction effected therein.

By:    /s/ Luis Cerolini
Dr. Luis Cerolini
Attorney-in-fact

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 12, 2006

MACRO BANSUD BANK INC. BY: /s/ Luis Cerolini —————————————— Name: Luis Cerolini Title: Attorney-in-fact